LCA-Vision Inc.
7840 Montgomery Road
Cincinnati, Ohio 45236

June 9, 2010

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C.  20549

Re:	LCA-Vision Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 000-24469

Definitive Proxy Statement
Filed April 1, 2010

Dear Mr. Riedler:

LCA-Vision Inc. (the “Company”) hereby responds to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 27, 2010, related to the above-referenced Form 10-K and Proxy Statement.

The numbered paragraphs and headings below correspond to the headings set forth in the comment letter. The Staff’s comment is set forth in bold, followed by the Company’s response. Capitalized terms used in this letter but not defined herein have the meanings given to such terms in the Form 10-K or Proxy Statement as applicable.

Form 10-K

Item 15. Exhibits, Financial Statement Schedules, page 59

1.
We note that Alcon and AMO are your sole suppliers of excimer lasers and that you entered into five-year lease agreements with both entities in 2009.  Please file each of the lease agreements as exhibits or provide a detailed analysis as to why the agreements are not required to be filed under Item 601(b)(10) of Regulation S-K.

The Company, with the assistance of outside counsel, considered whether the agreements with Alcon and AMO were required to be filed under Item 601(b)(10) of Regulation S-K prior to entering into the agreements and again prior to filing the Form 10-K. The Company determined that the agreements were not required to be filed pursuant to Item 601(b)(10)(ii) because the agreements qualified as those that “ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries,” and therefore were deemed to have been made in the ordinary course of business.

The Company reviewed the exceptions to the “ordinary course” provision and determined that those exceptions were not applicable.  Specifically, the Company reviewed the exception requiring the filing of a “contract upon which the registrant’s business is substantially dependent.”  If the Company were unable to renew the lease upon expiration or the agreement is terminated by either Alcon or AMO without the Company’s consent, the Company would still have one provider under contract and believes it would be able to enter into an alternate arrangement with other excimer laser providers that would allow it to continue to offer laser vision correction services to its customers.  Until 2009, the Company had a long-term relationship with another laser provider, which is still offering these products to the laser vision correction market.

The Company also considered the extent to which the agreements affect the total mix of information made available to investors.  Based on the specific facts and circumstances involved, the Company does not believe that filing the Alcon or AMO lease would significantly alter the total mix of information made available to investors because the payments made under the leases are reflected in the Company’s financial statements and described in Management’s Discussion and Analysis of Financial Condition and Results of Operations under “Medical professional and licensing fees” and “Direct costs of services” in each of the Company’s periodic filings with the SEC.

2.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

During the preparation of the Proxy Statement, the Company’s management considered any risks that could be associated with the Company’s compensation policies and practices, including a review of its compensation structure for executive officers and all other employees, discussion of any potential means by which employees could take material risks that could result in higher compensation, discussion of processes in force that would mitigate any material risks and analysis of possible effects on the Company of any unmitigated risks as a whole.  Management’s evaluation of the items described above was discussed specifically with the chairs of the Compensation Committee and the Board of Directors, and the conclusions were discussed with the Board of Directors as a whole in its review and approval of the Proxy Statement.  In those discussions, it was noted that cash incentive compensation for executive officers is discretionary and will be determined by the Board later in the year and that other incentive compensation for the executive officers is in the form of grants of restricted stock units, in which the number of units vested will depend upon the officers’ continued service with the Company and the Company’s cash flow from operations for 2010.  The Board does not believe that either form of incentive compensation is reasonably likely to create a risk that the executive officers or other employees will engage in behavior that could have a material adverse effect on the Company.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 792-9292 with any questions you may have.

Sincerely,

/s/ Michael J. Celebrezze
Michael J. Celebrezze

cc:	Gerald S. Greenberg, Esq.